CANNEX GROUP APPOINTS EX-GOLDMAN SACHS
MANAGING DIRECTOR TO CAPITAL MARKETS ADVISORY BOARD

Cannex continues to strengthen with Advisory Board addition

VANCOUVER, BC, May 3, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) is pleased to announce the appointment of Mr. Ian Smith to the Company’s Capital Markets Advisory Board. Mr. Smith was based in Hong Kong for 17 years and first served as an Executive Director, and then as a Managing Director of Goldman Sachs Asia from 2006 to 2014. He brings high level international capital markets experience to the Company as it continues its North American and international expansion.

Ian has more than 25 years of experience in the global financial services industry focused on investment and risk management. His experience spans roles in fixed income, equity derivatives, prime brokerage, equity finance and proprietary trading across Asia, USA, UK and Canada. In his latest role, he was a Managing Director at Goldman Sachs Asia responsible for Pan-Asia Macro Trading managing delta-one derivatives, program trading and index arbitrage. Ian was a member of the deal team involved in several high-profile structured corporate deals. He served on the Asia Pacific Finance Committee tasked with allocating capital, balance sheet and resources, and was also involved in various industry organizations meeting with financial regulators around the region. Prior to Goldman Sachs, Ian was a fixed income trader for a US-based hedge fund responsible for non-dollar government arbitrage trading. He is a CFA charterholder and received his B.A. in Economics from the University of Western Ontario.

“Ian first became interested in the cannabis sector as a private investor. He has significant sector expertise with regards to the financing and trading of public cannabis companies” said Anthony Dutton, CEO of Cannex. “We are extremely pleased to have him as a member of our team and value his capital markets guidance on many fronts. We are excited to work with him and his global network as we continue to raise Cannex’s profile, shareholder value and operational foundation.”

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649- 7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.